SECURITIES AND EXCHANGE COMMISSION

			  Washington, D.C.  20549


				 FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
			  OF 1934 [FEE REQUIRED]

		For the Fiscal Year Ended December 31, 1997

				    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
		       ACT OF 1934 [NO FEE REQUIRED]




		     Commission File Number 000-20371




	GULF STATES UTILITIES COMPANY EMPLOYEE STOCK OWNERSHIP PLAN
			 (Full title of the plan)




			    ENTERGY CORPORATION
			     639 Loyola Avenue
		       New Orleans, Louisiana  70113
	    (Issuer and address of principal executive office)

		       GULF STATES UTILITIES COMPANY
		       EMPLOYEE STOCK OWNERSHIP PLAN

			     Table of Contents


							     Page
							     Number
							     Herein

(a)Financial Statements:

   Report of Independent Accountants                          2

   Statements of Net Assets Available for Benefits
     as of December 31, 1997 and 1996                         3

   Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 1997            4

   Notes to Financial Statements                              5

(b)Supplemental Schedules:

   Item 27a - Schedule of Assets Held for Investment
     Purposes as of December 31, 1997                        10

   Item 27d - Schedule of Reportable Transactions
     for the Year Ended December 31, 1997                    11

   Signature                                                 12


(c)Exhibit:

     Consent of Coopers & Lybrand L.L.P.                     13

		     REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustee and Participants of the
Gulf States Utilities Company Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of Gulf States Utilities Company Employee Stock Ownership Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

COOPERS & LYBRAND L.L.P.

New Orleans, Louisiana
June 26, 1998

		   GULF STATES UTILITIES COMPANY
		   EMPLOYEE STOCK OWNERSHIP PLAN
	  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
		  As of December 31, 1997 and 1996


							     1997         1996

Cash                                                             -         $214


Investment in Entergy Corporation common stock,
   at fair value, 240,516 and 231,781 shares
   in 1997 and 1996, respectively (cost of $5,328,304
   and $5,430,140 in 1997 and 1996, respectively)       $7,200,450    6,402,950
							----------   ----------
Net Assets Available for Benefits                       $7,200,450   $6,403,164
							==========   ==========

See Notes to Financial Statements.

			GULF STATES UTILITIES COMPANY
			EMPLOYEE STOCK OWNERSHIP PLAN
	  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		    For the Year Ended December 31, 1997




							       1997

Net Assets Available for Benefits -
      Beginning of Year                                      $6,403,164

Increases:
   Investment income:
       Dividends                                                411,509
       Interest                                                   3,917
       Net realized and unrealized appreciation
	in market value of investments                          616,316
							     ----------
	    Total increases                                   1,031,742
							     ----------

Decreases:
   Distributions of cash and securities to
	withdrawing participants                                234,456
							     ----------
	    Total decreases                                     234,456
							     ----------
Net increase                                                    797,286
							     ----------

Net Assets Available for Benefits - End of Year              $7,200,450
							     ==========


See Notes to Financial Statements.

    GULF STATES UTILITIES COMPANY EMPLOYEE STOCK OWNERSHIP PLAN
		  Notes to Financial Statements


1. Summary of Significant Accounting Policies

   Basis of presentation: The accompanying financial statements have been prepared on the accrual basis and present the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits for the Gulf States Utilities Company Employee Stock Ownership Plan (the Plan).

   Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged against net assets when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 which requires benefits payable to be accrued and charged against net assets in the period the liability arises. Net assets available for benefits as of December 31, 1997 and 1996, and the net increase in net assets available for benefits for the year ended December 31, 1997 differ from that reported in the Form 5500 as follows:

					   Net Assets Available
					      for Benefits
					   1997             1996

       As reported herein             $7,200,450        $6,403,164
       Accrued benefits payable                -            (1,314)
				      ----------        ----------
       To be reported in Form 5500    $7,200,450        $6,401,850
				      ==========        ==========

				    Net Increase in
			   Net Assets Available for Benefits
					   1997

       As reported herein               $797,286
       Accrued benefits payable            1,314
					--------
       To be reported in Form 5500      $798,600
					========

   The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Investments: Investments in common stock are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Dividend income is accrued on the ex-dividend date and subsequently reinvested to purchase additional common stock for the participants' accounts. Cash equivalents are valued at cost, which approximates fair value. Purchases and sales of securities are accounted for on the trade date.

   Expenses: All administrative expenses incurred by the Plan are borne by Entergy Gulf States, Inc. (formerly Gulf States Utilities Company, a wholly-owned subsidiary of Entergy Corporation and referred to herein as the Company). Any brokerage commissions, transfer taxes, fees and other similar expenses arising in connection with stock purchases are charged to the accounts of the affected participants. However, the Company reserves the right to have future administrative expenses paid from certain Plan assets in accordance with the terms of the Plan and applicable law.

   Tax  status:   The  Internal  Revenue  Service  issued  a  favorable
   determination letter on July 15, 1996 stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (Code) and is exempt from federal income taxes under
   Section 501(a) of the Code. Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

   Use of estimates in the preparation of financial statements: The preparation of the Plan financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect reported amounts in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the 1997 Plan financial statements.

2. Summary of Plan Provisions

   The following description of the Plan is provided for general information purposes only. Plan participants should refer to the Plan document for a more complete description of the Plan's provisions.

   General: The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of ERISA. The ERISA provisions set forth certain requirements for participation, vesting of benefits, fiduciary conduct for administering and handling Plan assets, and for disclosure of Plan information. Effective December 17, 1997, T. Rowe Price Retirement Plan Services (T. Rowe Price) became the Trustee and record keeper for the Plan. Prior to December 17, 1997, First National Bank of Commerce was the Plan Trustee and the Kwasha Lipton Group was the plan record keeper.

   Eligibility: The Plan is available to all Company employees, pre-merger Company employees and post-merger employees of Entergy Operations, Inc. whose primary work location is the River Bend nuclear plant. Employees become eligible to participate the day on which the earlier of the following occurs: (a) the end of the 12-month period following commencement of employment during which the employee performs 1,000 or more hours of service; or (b) the completion of 1,000 hours of service by the employee in a 12-month period measured from the anniversary date of commencement of employment.

   Contributions: All contributions to the Plan are invested in shares of Entergy Corporation common stock. The Company's "Basic
   Contribution" to the Plan for each Plan year is an amount equivalent to the additional 1% investment tax credit claimed by the Company on its federal income tax return. The Company's Basic Contribution is allocated to eligible participants' accounts in the form of cash and/or common stock, based on a proportion of the participant's eligible compensation during the Plan year as compared to the eligible compensation of all eligible participants (up to $100,000 per participant). No contributions of any type are required of a participant in order for the participant to receive his or her proportionate share of the Company's Basic Contribution. No contributions were made by eligible participants or the Company in 1997.

   The Company may also elect to contribute to the Plan for each Plan year an amount equivalent to an additional 1/2% investment tax credit, to the extent that the Company's contribution is matched by participants' contributions. For purposes of the Plan, the Company's contribution is the "Matching Contribution" and the participants' contributions are the "Voluntary Contributions." The Voluntary Contributions are also invested in common stock and credited to the participants' accounts along with common stock attributable to the Matching Contribution. The Plan allows employees to make Voluntary Contributions to the Plan for those Plan years in which the Company elects to make a Matching Contribution. In the event the Company does not elect to make a Matching Contribution, no Voluntary Contributions will be permitted for that Plan year.

   As of December 31, 1997, 640 employees participated in the Plan.

   As required by the Economic Recovery Tax Act of 1981 ("ERTA"), the 1% and the additional 1/2% investment tax credits, which formed the basis of the Plan, are not available to the Company for qualified investments made after December 31, 1982 except for qualified transitional investments. At December 31, 1997, the Company had unused 1% and 1/2% additional investment tax credits which were generated prior to December 31, 1983, of approximately $5.5 million and $2.7 million, respectively. Under the provisions of ERTA, the Company will be allowed to carryforward such credits until such time as they are fully utilized to reduce the Company's tax liability, but only through 1998.

   Vesting:   Amounts contributed by participants and the  Company  are
   fully vested at the time of deposit.

   Plan termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would receive the total share balance of their accounts.

   In-Service withdrawals: While employed, participants may, with certain restrictions, withdraw a portion of their account after the participant completes an 84-month holding period or after the participant reaches age 55 and completes 10 years of Plan participation. The amount of in-service withdrawal is limited by provisions of the Internal Revenue Code of 1986, as amended (the
   Code), applicable to the Plan and may be subject to an additional 10% premature distribution tax unless the participant is age 59-1/2 or older. Withdrawals from the Plan are in the form of stock certificates, plus cash for the value of any fractional share.

   Distributions upon separation from service: Upon leaving the Company, participants become eligible to receive a single-sum distribution of the entire share balance of their Plan account, with certain additional provisions regarding distribution deferral of account balances in excess of $3,500 and mandatory distribution upon attaining age 70-1/2. Generally, there are tax consequences associated with receiving a distribution from the Plan, unless the taxable portion is rolled over to an individual retirement account or another retirement plan account which qualifies under Sections 401(a) or 408(a) of the Code. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 55 or the participant satisfies one of the legal exemptions to such tax. Distributions from the Plan are in the form of stock certificates, plus cash for the value of any fractional share.

		SUPPLEMENTAL SCHEDULES

		    GULF STATES UTILITIES COMPANY
		    EMPLOYEE STOCK OWNERSHIP PLAN
    ITEM 27 (a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
		      As of December 31, 1997

		   E.I.N. 74-0662730 (Plan No. 003)

					       Number
Description of Investment                    of Shares   Cost     Current Value

Entergy Corporation common stock, $.01 par *  240,516  $5,328,304  $7,200,450
					      =======  ==========  ==========

* Denotes a party-in-interest to the Plan

		    GULF STATES UTILITIES COMPANY
		    EMPLOYEE STOCK OWNERSHIP PLAN
	 ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS
		For the Year Ended December 31, 1997

		   E.I.N. 74-0662730 (Plan No. 003)

									  Selling or
						    Number of   Purchase  Redemption
Description                                       Transactions    Price     Price      Cost     Gain/(Loss)

Purchase Transactions:
     Purchase of 16,020 shares of Entergy
     Corporation common stock*                          4       $411,777          -         -          -

Sale Transactions:
     Sale of 50 shares of Entergy Corporation
     common stock*                                      1              -     $1,342    $1,172       $170

Other Transactions:
     Distribution of 7,235 shares of Entergy
     Corporation common stock*                          7              -          -  $229,452          -


* Denotes a party-in-interest to the Plan


			       SIGNATURE


   The  Plan.   Pursuant  to  the requirements of  the  Securities  and
   Exchange  Act  of  1934, the Employee Benefits  Committee  has  duly caused  this  annual  report  to be signed  on  its  behalf  by  the undersigned hereunto duly authorized.


				   GULF STATES UTILITIES COMPANY
				   EMPLOYEE STOCK OWNERSHIP PLAN


				   By:  /s/ Richard N. Ferguson
					Richard N. Ferguson
					Director of Human
					Resource Operations



Date: June 29, 1998



		  CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of Entergy Gulf States, Inc. (formerly Gulf States Utilities
Company)  on Form S-8 (File No. 2-98011) of our report dated  June  26,
1998, on our audits of the financial statements and supplemental schedules of the Gulf States Utilities Company Employee Stock Ownership
Plan  as  of December 31, 1997 and 1996 and for the year ended December
31, 1997, which report is included in this Annual Report on Form 11-K.



COOPERS & LYBRAND L.L.P.

New Orleans, Louisiana
June 26, 1998


